LAW DEPARTMENT
                             ICAHN ENTERPRISES L.P.
                            AND AFFILIATED COMPANIES
                           767 5TH AVENUE, 47TH FLOOR
                               NEW YORK, NY 10153
                           TELEPHONE NO. 212-702-4300
                              FAX NO. 212-750-5815


Tara Keating, Assistant General Counsel               Direct dial:  212-702-3365
                                                      Email:  tkeating@sfire.com


                                 April 23, 2009


Mr. Nicholas P. Panos, Senior Special Counsel
Ms Rose Zukin
Ms Mellissa Campbell Duru
Division of Corporation  Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission 100 F. Street N.E. Washington, D.C. 20549


Dear Mr. Panos:

We transmit herewith via EDGAR for filing with the Securities and Exchange Commission (the "Commission"), on behalf of Mr. Carl C. Icahn, Dr. Alexander J. Denner, Dr. Thomas F. Deuel, Dr. Peter Liebert, Mr. Mayu Sris, Mr. Jeffrey Meckler, Dr. Eric Ende, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP and Beckton Corp. (collectively, the "Filing Persons"), Amendment No. 1 to the Preliminary Proxy Statement prepared in connection with the above referenced Schedule 14A filing (together, the "Schedule 14A"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the aforementioned Schedule 14A.

The Schedule 14A has been prepared in response to the comment letter of the staff (the "Staff") of the Division of Corporation Finance, dated April 17, 2009 (the "Comment Letter") and is marked to show the changes effected by the Amendment No. 1. The Filing Persons responses to the Staff's comments are discussed below. The section headings and response numbers set forth below correspond to those contained in the Comment Letter.

For your convenience, a courtesy copy of this letter and the Schedule 14A will be sent to you by Federal Express and a courtesy copy of this letter will be sent to you by facsimile.

April 23, 2009
Page 2

Proxy Statement
---------------

1. We refer you to your no-action letter request dated March 30, 2009 requesting relief from the provisions of 14a-4(d)(4). Your form of proxy and proxy statement do not indicate whether you intend to make use of the relief sought. Accordingly, please revise the proxy statement to make clear, if true, that you do not intend to allow persons who return your GOLD proxy cards to round up the slate by voting for any nominees of Eastbourne Capital Management L.L.C. Alternatively, revise the proxy statement to reserve the right to provide the voting alternative contemplated by the relief received.

The Filing Persons have revised the preliminary proxy statement to utilize the relief granted pursuant to the no-action letter dated March 30, 2009.

2. We note that Amylin has chosen to hold its 2009 Annual Meeting of Stockholders on Wednesday, May 27, 2009 at 8:30 a.m. We further note that the Record Date for the meeting is April 8, 2009. Please update your preliminary proxy statement accordingly. Refer to Item 1(a) and Item 6(b) of Schedule 14A.

The Filing Persons have revised the  preliminary  proxy statement to provide for
(i) the meeting date of May 27, 2009 for the 2009 Annual Meeting of Stockholders (the "Meeting") and (ii) April 8, 2009 as the record date for the Meeting.

3. Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Please also describe any steps you have taken to comply with these
     provisions,   such  as  compliance  with  any  applicable   advance  notice
     provisions.

The Filing Persons have revised the disclosure to state the following:

"Section 5(a)(iii) of the Company's Fourth Amended and Restated By-Laws provides that business may be brought before an annual meeting by a stockholder who was a stockholder of record at the time the stockholder gave advance notice of its intention to bring the business before the meeting. The Icahn Parties gave such notice on January 30, 2009, with respect to the North Dakota Reincorporation Proposal."

4. Characterize each statement or assertion of opinion or believe as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any unsupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provide to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion

     o    "Dr. Deuel has earned many professional honors and awards....."

Dr. Deuel has confirmed to the Filing Persons that he has earned many professional honors and awards.

     o    "[Dr.  Sidransky]  is  a  founder  of  several  private  biotechnology companies...."

Dr. Sidransky has confirmed to the Filing Persons that he is a founder of several private biotechnology companies.

     o "[Dr. Sidransky] has over 390 peer-reviewed publications, and has contributed more than 60 cancer reviews and chapters and also has numerous issued biotechnology patents. He has been the recipient of many awards and honors...."

Dr. Sidransky has confirmed to the Filing Persons that he has over 390 peer-reviewed publications, and has contributed more than 60 cancer reviews and chapters and also has numerous issued biotechnology patents and he has been the recipient of many awards and honors.

     o "The North Dakota Publicly Traded Corporations Act would provide shareholders more rights than are generally currently available under other state corporation laws, including Delaware, where the Company is currently incorporated."

The  Icahn  Parties  have  revised  the  preliminary  proxy to  provide  for the
following   statement   to  precede   the  list  of   "principal   reasons   for
reincorporation:"

     "The Icahn Parties believe that there are several reasons why a reincorporation to North Dakota and becoming subject to the North Dakota Publicly Traded Corporations Act is in the best interests of Amylin and its Stockholders. If the Company were governed by the North Dakota Publicly Traded Corporations Act as opposed to the General Corporation Law of Delaware:"


April 23, 2009
Page 3

Proposal 1 - Election of Directors
----------------------------------

5. You disclose that the Company's proxy statement does not indicate whether the Board of Directors has made a determination of its ability to approve any nominees proposed for the election. We refer you to the proxy materials filed by the Company on April 13, 2009. Please update your disclosure accordingly and reflect recent developments in the litigation, as disclosed in Amylin's soliciting materials filed April 15, 2009.

The Filing Persons have revised the disclosure to state the following:

         "According to the Form 8K filed by the Company on April 15, 2007, as part of a settlement agreement between the Company and San Antonio, the Board has determined, subject only to the entry of a final, non-appealable order prior to May 27, 2009 declaring that the Board possesses the contractual right to do so, that the Board will "approve" our Nominees and the Eastbourne nominees for the purpose of the 2007 Notes."

Proposal 2 - North Dakota Reincorporation Proposal
--------------------------------------------------

6. We note that you have numbered the North Dakota Reincorporation Proposal as Proposal 2. However, Amylin has numbered such proposal as Proposal 5. Advise us, with a view toward revised disclosure, what consideration has been given to having the proposal numbering match to assist security holders in making any comparison.

The Filing Persons have revised the preliminary proxy statement to provide for the same numbering as Registrant's proxy materials to assist security holders in making comparisons among proxy materials.

Voting Procedures
-----------------

7. We note proxy holders will vote the GOLD proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates that use of such discretionary authority only for matters unknown "a reasonable time before the solicitation." Please confirm the discretion to vote as described in being a validly exercised pursuant to this authority.

The Filing Persons confirm that proxy holders shall use their discretionary authority only for matters unknown "a reasonable time before the solicitation" in accordance with Rule 14a-4(c)(3).

Cost and Method of Solicitation
-------------------------------

8. We note that proxies may be solicited by mail, courier services, Internet, advertising, or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm you understanding.

The Filing Persons confirm the understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

9. If the participants plan to solicit proxies using the internet, please advise us whether they plan to solicit via internet chat rooms, and if so, tell us which website they plan to utilize.

The Filing Persons do not intend to solicit proxies via internet chat rooms.

10. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet web site (other than the Commission's EDGAR web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials, or advise. Refer to Release 34-56135 available at http/www.sec.gov/rules/final/2007/34-56135.pdf.

The Filing Persons confirm that they will post the proxy materials at www.dfking.com/amylin, a specified, publicly-accessible Internet web site. Additionally, Filing Persons shall provide record holders (from whom proxies are solicited) a notice informing them that the materials are available and explaining how to access those materials.

April 23, 2009
Page 4

Additional Information
----------------------

11. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would not be permissible. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of Amylin's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

The Filing Persons intend to disseminate their proxy materials following the dissemination of the Company's proxy materials and accordingly intend to rely on Rule 14a-5(c).

Annex A
-------

12. Please update, as necessary, the Appendix information with respect to the disclosure provided in response to Item 5(b) of Schedule 14A.

Filing Persons shall update, as necessary, the Appendix information with respect to the disclosure provided in response to Item 5(b) of Schedule 14A.

Description of Beneficial Ownership and Beneficial Owners
---------------------------------------------------------

13. We note the statement that Mr. Icahn, through his control of the Icahn Parties, "may be deemed to beneficially own... 12,971,328 shares" of the company's common stock. Explain to us the circumstances under which Mr. Icahn would not be deemed to be the indirect beneficial owner of such shares. Alternatively, please confirm that future filings will not use the language "may be deemed" to describe Mr. Icahn's beneficial ownership interest in the 12,971,328 shares.

Filing Persons confirm that future filings will not use the language "may be deemed" to describe Mr. Icahn's beneficial ownership interest in the 12,971,328 shares.

Soliciting Materials filed April 15, 2009
-----------------------------------------

14. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

     o "Amylin is a prime example of what is wrong with the corporate governance of most American public companies...;"

          It is the opinion of the Filing Persons that Amylin's "poison pill" and the onerous change of control provisions in the Indenture governing the 2007 Notes and the 2007 Credit Agreement, as they relate to proxy contests in which a change of control results, in effect "poison puts," are `prime' examples of the poor governance standards many corporations maintain in the United States of America. The poison pill may, in some instances, prevent stockholders from receiving a premium for their shares, opportunities which should be available to the stockholders without the Board acting to prevent such offers by utilizing a "poison pill." The poison puts prevent stockholders from exercising free choice because of the potential of devastating financial consequences upon triggering the poison puts.

     o "[a]fter I was elected to the board of Imclone...its per share market value increased by 135% through its sale in late 2008...in direct contrast, during the same period, Amylin's per share market value declines...;"

          On September 21, 2006, one day following Mr. Icahn's election as a director of ImClone Systems Incorporated ("ImClone"), shares of ImClone and Amylin closed at $29.77 and $45.22, respectively. On November 24, 2008, the day upon which Eli Lilly ("Lilly") completed the acquisition of ImClone at a sale price of $70.00, Amylin shares closed at $6.52.

April 23, 2009
Page 5

     o    "...Amylin,   under   your   stewardship,   has  made  many   grievous
          mistakes....Amylin  never  should have  undertaken  to spend  enormous amounts of money to maintain a large commercial operation in primary care diabetes sales--an absurd commercial effort for a small biotech company..." and,

          The Filing Persons believe as a result of Amylin's agreement with Lilly with respect to the selling of Byetta, Amylin has incurred large expenses. A substantial portion of these expenses relate to the large costs associated with the sale of Byetta and further, due to the cost associated with the obligation of Amylin to maintain a large primary care sales force to sell Byetta to primary care doctors. Furthermore, Filing Persons believe that Amylin should have negotiated a royalty payment fee from Lilly with respect to their sales of Byetta. Filing Persons believe these factors have, in part, led to the negative cash flow at Amylin.

          In addition, Filing Persons believe that Amylin should not have incurred its current high level of debt given Amylin's agreement with Lilly to pay one-half of the commercial costs for marketing and sales relating to Byetta. Filing Persons believe this level of debt has led to concern among some investors thus contributing to Amylin's low stock price.

     o data presented that compares Amylin's SG&A as a percentage of sales to other "similar" biotech companies' SG&A as a percentage of sales.

          The word "similar" is used in the Proxy Statement to include biotechnology companies that also market products. The footnote indicates the "similar" companies used for comparison were Amgen Inc., Celgene Corporation, Genentech Inc. and Gilead Sciences, Inc.

     o Please identify the other similar biotech companies to which you make reference when comparing SG&A as a percentage of sales. Please provide support for your assertion that such companies are "similar" to Amylin.

     As noted above, the similar companies used for comparison were Amgen Inc., Celgene Corporation, Genentech Inc. and Gilead Sciences, Inc.

15. Avoid statements that directly or indirectly impugn character, integrity of personal reputation or make charges of illegal or immoral conduct without factual foundation. For example, you assert the following statements:

     o    "[r]emoving Ted Green (Amylin's  co-founder) and Ginger Graham (former
          CEO) rather than you seems like a manifestation of what we believe is the `cult of personality' which has adversely affected Amylin...;"

     o "[l]ike an `imperial' chairman you have taken steps to entrench yourself that we believe to be unconscionable..."

     o "[i]t is ludicrous and arrogant for you to contend that my highly qualified nominees...cannot be beneficial to Amylin...[I]t is even more absurd and irresponsible to enter into a `debilitating' proxy fight...'

Refer to Note (b) of Rule 14a-9.

Filing Persons shall endeavor to avoid statements that directly or indirectly impugn character, integrity of personal reputation or make charges of illegal or immoral conduct without factual foundation.

     Each of the Filing Persons acknowledges that (i) he or it, as the case may be, is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4365 or Marc Weitzen, Esq. at (212) 702-4388.

                                                              Very truly yours,



                                                              Tara L. Keating


cc:  Marc Weitzen, General Counsel